UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42024

Mingteng International Corporation Inc.

(Exact name of registrant as specified in its charter)

Lvhua Village, Luoshe Town,

Huishan District, Wuxi

Jiangsu Province, China 214189

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 30, 2025, Mingteng International Corporation Inc. (the “Company”) issued a press release dated April 30, 2025, announcing its financial results for the full year ended December 31, 2024.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated April 30, 2025 titled Mingteng International Corporation Inc. Announces Financial Results for Fiscal Year 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: April 30, 2025	By:	/s/ Yingkai Xu
Yingkai Xu Chief Executive Officer

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